August 30, 2010

Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:         Infrared Systems International
Item 4.01 Form 8-K
File No. 333-147367
Dated: August 23, 2010, filed August 24, 2010

Dear Mr. Jaramillo:

The following are our responses to your comment letter of August 25, 2010.

Form 8-K dated April 23, 2010, filed August 24, 2010

Item 4.01

1.
Amend the report to include all of the information required by Item 304 of Regulation S-K. The disclosure should state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of the dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.  Include a letter from the former accountants addressing the revised disclosures in the amendment.

ANSWER: During the registrant’s two most recent fiscal years and any subsequent interim period through the date of the dismissal there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. A letter from the former accountants addressing the revised disclosures has been included with the amendment

2.
We note that you improperly identified the Commission File Number as 0-17953 on page 1 of the Form 8-K filed August 23, 2010.  In all future filings, please identify your filings with Commission File Number 333-147367.

ANSWER: Noted.  All future filing will contain the proper Commission File Number of 333-147367.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings. The staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any questions you may have in this regard.

Sincerely,

/s/ William Wright
William Wright
Chief Executive Officer